Exhibit 1

FOR IMMEDIATE RELEASE	27 APRIL 2017

WPP PLC (“WPP”)

WPP Digital acquires innovation studio Deeplocal in the US

WPP Digital, the digital investment arm of WPP, announces that it has acquired Deeplocal, Inc., (“Deeplocal”) an innovation studio focused on product invention, design, and engineering for clients’ marketing campaigns in the US.

Deeplocal’s gross revenues were approximately US$12 million for the period ended December 31, 2016. Clients include Google, Netflix, Airbnb, Inc., Lyft and American Eagle Outfitters. Deeplocal is based in Pittsburgh and was founded in 2006 as a spin-off of Carnegie Mellon University.

Deeplocal employs over 50 people with diverse skill sets including robotics, hardware development, electrical engineering, software development, industrial design, strategy, and creative. The studio solves business challenges for clients with strategy-led creative inventions and marketing campaigns and the rapidly designs, engineers, and builds working prototypes and products. This work is all done in-house.

The acquisition continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. WPP’s digital assets include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Salmon (e-commerce), and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant and Mutual Mobile, as well as ad technology companies such as AppNexus, comScore (data investment management), Domo, mySupermarket, Percolate and ScrollMotion.

The Group has invested in digital content companies like Russell Simmons’ All Def Digital, Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Mitú, Refinery29, VICE and Woven Digital. WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, F.biz, Mirum, POSSIBLE, VML and Wunderman. In 2015, the Group acquired a majority stake in Essence, the global digital agency and the largest independent buyer of digital media. In October WPP’s wholly-owned operating company Xaxis acquired Triad Retail Media, a leading digital retail media specialist.

WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. In North America, WPP companies (including associates) collectively generate revenues of US$7.3 billion and employ almost 28,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1 (212) 632 2239